Profit Corporation

Article of Incorporation

I. The name of the profit corporation is:

SYBLEU Inc.

II. The name and physical address of the registered agent of the profit corporation is:

Registered Agents Of Wyoming, LLC

III. The mailing address of the profit corporation is:

109 East 17th Street Suite 460

Cheyenne, WYOMING (WY) 82001

IV. The principal office address of the profit corporation is:

109 East 17th Street Suite 460

Cheyenne, WYOMING (WY) 82001

V. The number, par value, and class of shares the profit corporation corporation will have the authority to issue are:

Number of Common Shares:	100,000,000	Common Par Value: $0.0001
Number of Preferred Shares:	0	Preferred Par Value: $0.0000

VI. The name and address of each incorporator is as follows:

YG/Registered Agents of WY LLC

400 East 20th Street Cheyenne, WY 82001

Signature: /s/ Nathan O’Brien	Date: 06/12/2020
Print Name: Nathan O’Brien
Title: Authorized Individual
Email: agents@mywyomingllc.com
Daytime Phone# (877) 239-2608